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                              March 29, 2023

       Steven Arenal
       Chief Executive Officer
       Lucent, Inc.
       1633 East Fourth Street
       Suite 148
       Santa Ana, CA 92701

                                                        Re: Lucent, Inc.
                                                            Amendment No. 3 to
Form 10
                                                            Filed March 21,
2023
                                                            File No. 000-56509

       Dear Steven Arenal:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 3 to Form 10-12G

       Item 1. Description of Business
       (a) Business Development, page 1

   1. We note your response to comment 1 of our letter and reissue in part. We note that you have not included all
the risks associated with failure to timely file Exchange Act reports.
                                                        For example only, we
note that you did not address the risk that the SEC could suspend trading or revoke your
registration statement. Please also address the risk to investors if you continue to be
delinquent or become delinquent again in the future. Please ensure that you disclose all risks.
Lastly, please revise the risk factor subheading to make it clear the risk relates to the
company's failure to file required periodic reports.
 Steven Arenal
Lucent, Inc.
March 29, 2023
Page 2
Item 5. Directors and Executive Officers, page 12

2.    We note your response to comment 3. We note your disclosure that Mr.
Arenal has
      invested in companies through a family office and that he helped start a bank. Please clarify Mr. Arenal's roles with these entities. To the extent he held a position with the companies or with the bank in the past five years, please disclose this. Additionally, please identify any conflicts associated with having at least two companies that would currently be seeking merger candidates.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,
FirstName LastNameSteven Arenal
                                                             Division of
Corporation Finance
Comapany NameLucent, Inc.
                                                             Office of Real
Estate & Construction
March 29, 2023 Page 2
cc:       Byron Thomas, Esq.
FirstName LastName